SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934


                   INTERACTIVECORP (FORMERLY USA INTERACTIVE)
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   45840Q 10 1
                                 (CUSIP Number)


                          George E. Bushnell III, Esq.
                Senior Vice President and Deputy General Counsel
                             Vivendi Universal, S.A.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 572-7000
            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)


                                  May 11, 2004
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------------------
* Note: This statement constitutes Amendment No. 18 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Amendment No. 12 of a Report on Schedule 13D of Vivendi Universal, S.A.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

        VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.)

                                       and

                             VIVENDI UNIVERSAL, S.A.


        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                                 INTERACTIVECORP













                                     2 of 7

CUSIP No. 45840Q 10 1
---------- -----------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.)
---------- -----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CANADA
---------- -----------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
                                                    --------- --------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- -----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- -----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                                [ ]
---------- -----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
---------- -----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -----------------------------------------------------------------------------------------------------------------



                                     3 of 7

CUSIP No. 45840Q 10 1

---------- -----------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           VIVENDI UNIVERSAL, S.A.
---------- -----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           FRANCE
---------- -----------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
                                                    --------- --------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
                                                    --------- --------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              0
---------- -----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- -----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                              [ ]
---------- -----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
---------- -----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -----------------------------------------------------------------------------------------------------------------




                                     4 of 7

           This Report on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of InterActiveCorp, a Delaware corporation (formerly "USA Interactive" and prior thereto, "USA Networks, Inc.") ("IAC"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), on February 24, 1998 (the "VU Canada Schedule 13D"), and (ii) Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal" and, together with VU Canada, each, a "Reporting Person"), on August 2, 2001 (the "Vivendi Universal Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 18 to the VU Canada Schedule 13D and Amendment No. 12 to the Vivendi Universal Schedule 13D. The VU Canada Schedule 13D and the Vivendi Universal Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

           Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

           The Schedule 13D is hereby amended as follows:

ITEM 2.    IDENTITY AND BACKGROUND

           The information contained in Item 2 of this Schedule 13-D is hereby amended and supplemented by adding the following information.

           The name, business address, principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedules 1 and 5 hereto.

ITEM 4.    PURPOSE OF THE TRANSACTION

           The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

           On October 8, 2003, General Electric Company ("GE"), National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc. ("NBC"), Universal Studios Holding III Corp. and Vivendi Universal entered into a Business Combination Agreement ("Business Combination Agreement") and related agreements providing for the combination of NBC and Vivendi Universal Entertainment LLLP (the "Partnership") to form a new company to be called NBC Universal, Inc. On May 11, 2004, the parties to the Business Combination Agreement completed the creation of NBC Universal, Inc. by closing the transactions contemplated by the Business Combination Agreement.

           In connection with the Business Combination Agreement, Vivendi Universal contributed all the capital stock of Universal Studios, Inc., a Delaware corporation ("Universal"), to a subsidiary of NBC and, by virtue of that contribution, NBC Universal, Inc. became the beneficial owner of all of the securities of IAC held by Universal. Accordingly, the completion of the transactions contemplated by the Business Combination Agreement resulted in a material change in the amount of shares of Common Stock and Class B Common Stock owned by the Reporting Persons, such that the Reporting Persons no longer beneficially own any shares of the Common Stock or Class B Common Stock.

           Except as described herein or contained in the agreements previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.


                                     5 of 7

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           The information contained in Item 5(a)-(c) and 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c)

           The Reporting Persons no longer beneficially own any shares of the Common Stock or Class B Common Stock by virtue of the completion of the transactions contemplated by the Business Combination Agreement.

(e)

           As of May 11, 2004, the date of the completion of the transactions contemplated by the Business Combination Agreement, the Reporting Persons ceased to be beneficial owners of more than five (5) percent of the Common Stock or the Class B Common Stock.















                                     6 of 7

                                   SIGNATURES


           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.


           Dated: May 21, 2004


                                  VIVENDI UNIVERSAL CANADA INC.

                                  By: /S/ GEORGE E. BUSHNELL III
                                      ----------------------------------------
                                      Name: George E. Bushnell III
                                      Title: Secretary



                                  VIVENDI UNIVERSAL, S.A.

                                  By: /S/ GEORGE E. BUSHNELL III
                                      ----------------------------------------
                                      Name: George E. Bushnell III
                                      Title: Senior Vice President
















                                     7 of 7

                                   SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS OF

        VIVENDI UNIVERSAL CANADA INC. (formerly The Seagram Company Ltd.)



1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd., effective February 28,
2002). The name of each person who is a director of Vivendi Universal Canada Inc. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

----------------------------------- ----------------------------------------------------------- -----------------------------------
                                                       PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                          EMPLOYMENT AND BUSINESS ADDRESS                           CITIZENSHIP
----------------------------------- ----------------------------------------------------------- -----------------------------------
ALAN BELL*                          Partner, Blake Cassels & Graydon, LLP                       Canada
Blake Cassels & Graydon, LLP
Commerce Court West-CIBC Building
199 Bay Street
Toronto, Ontario M5L lA9
----------------------------------- ----------------------------------------------------------- -----------------------------------
GEORGE E. BUSHNELL III*             Vice President, Vivendi Universal                           United States
Vivendi Universal
800 Third Avenue
New York, NY 10022
----------------------------------- ----------------------------------------------------------- -----------------------------------
JEAN-FRANCOIS DUBOS*                Executive Vice President and General                        France
Vivendi Universal S.A.              Counsel, Vivendi Universal
42, avenue de Friedland
75380 Paris
Cedex 08, FRANCE
----------------------------------- ----------------------------------------------------------- -----------------------------------


                                       1

----------------------------------- ----------------------------------------------------------- -----------------------------------
                                                       PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                          EMPLOYMENT AND BUSINESS ADDRESS                           CITIZENSHIP
----------------------------------- ----------------------------------------------------------- -----------------------------------
JACQUES-ESPINASSE*                  Senior Executive Vice President and Chief                   France
Vivendi Universal S.A.              Financial Officer, Vivendi Universal
42, avenue de Friedland
75380 Paris
Cedex 08, FRANCE
----------------------------------- ----------------------------------------------------------- -----------------------------------
CRAIG THORBURN*                     Partner, Blake Cassels & Graydon, LLP                       Canada
Blake Cassels & Graydon, LLP
Commerce Court West-CIBC Building
199 Bay Street
Toronto, Ontario M5L lA9
----------------------------------- ----------------------------------------------------------- -----------------------------------
FREDERIC CREPIN                     Vice President, Vivendi Universal                           France
Vivendi Universal S.A.
42, avenue de Friedland
75380 Paris
Cedex 08, FRANCE
----------------------------------- ----------------------------------------------------------- -----------------------------------
WILLIAM PODURGIEL                   Director Foreign Taxes, Vivendi Universal                   United States
Vivendi Universal
800 Third Avenue
New York, NY 10022
----------------------------------- ----------------------------------------------------------- -----------------------------------
PIERRE-HENRY GALAN                  Assistant Treasurer, Vivendi Universal                      France
----------------------------------- ----------------------------------------------------------- -----------------------------------
RONALD REED                         Assistant Treasurer, Vivendi Universal                      United States
----------------------------------- ----------------------------------------------------------- -----------------------------------
NICOLE LINDA KELSEY                 Assistant Corporate Counsel,                                United States
                                    Vivendi Universal
----------------------------------- ----------------------------------------------------------- -----------------------------------


                                       2

----------------------------------- ----------------------------------------------------------- -----------------------------------
                                                       PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                          EMPLOYMENT AND BUSINESS ADDRESS                           CITIZENSHIP
----------------------------------- ----------------------------------------------------------- -----------------------------------
DEBRA FORD                          Manager, Corporate Transactions,                            United States
Vivendi Universal                   Vivendi Universal
800 Third Avenue
New York, NY 10022
----------------------------------- ----------------------------------------------------------- -----------------------------------
GRAHAM HENDERSON                    Senior Vice President, Business Affairs and                 Canada
                                    e-Commerce of Universal Music Group
----------------------------------- ----------------------------------------------------------- -----------------------------------


Schedule 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                   SCHEDULE 5

           DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI UNIVERSAL, S.A.

           Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. The name of each person who is a director of Vivendi Universal, S.A. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

------------------------------------------- ---------------------------------------------------------- ----------------------------
                                                              PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND BUSINESS ADDRESS                       CITIZENSHIP
------------------------------------------- ---------------------------------------------------------- ----------------------------
JEAN-RENE FOURTOU*                          Chairman and CEO of Vivendi Universal                      France
------------------------------------------- ---------------------------------------------------------- ----------------------------
CLAUDE BEBEAR*                              Chairman of the Supervisory Board of AXA                   France
                                            25, avenue Matignon
                                            75008 Paris, France
------------------------------------------- ---------------------------------------------------------- ----------------------------


                                       3

------------------------------------------- ---------------------------------------------------------- ----------------------------
                                                              PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND BUSINESS ADDRESS                       CITIZENSHIP
------------------------------------------- ---------------------------------------------------------- ----------------------------
GERARD BREMOND*                             Chairman and CEO of Pierre & Vacances Group                France
                                            L'artois Pont de Flandre
                                            11 rue de Cambrai
                                            75947 Paris Cedex 19 France
------------------------------------------- ---------------------------------------------------------- ----------------------------
BERTRAND COLLOMB*                           Chairman and CEO of Lafarge                                France
                                            61 rue des Belles Feuilles
                                            75116 Paris France
------------------------------------------- ---------------------------------------------------------- ----------------------------
FERNANDO FALCO y FERNANDEZ DE CORDOVA*      President of Real Automovil Club de Espana                 Spain
                                            Fortuny 17-5 A
                                            28020 Madrid Spain
------------------------------------------- ---------------------------------------------------------- ----------------------------
PAUL FRIBOURG*                              Chairman and CEO                                           United States
                                            of ContiGroup Companies
                                            United States 277 Park
                                            Avenue - 50th fl.
                                            New York, NY 10172
------------------------------------------- ---------------------------------------------------------- ----------------------------
GABRIEL HAWAWINI*                           DEAN - INSEAD                                              France
                                            Boulevard de Constance
                                            77305 Fontainebleau
                                            Cedex, France
------------------------------------------- ---------------------------------------------------------- ----------------------------
GERARD KLEISTERLEE*                         Chairman and CEO of Royal Philips                          The Netherlands
                                            Electronics
                                            P.O. Box 77900
                                            Building HBT 14
                                            1070 Amsterdam, The Netherlands
------------------------------------------- ---------------------------------------------------------- ----------------------------
MARIE-JOSEE KRAVIS*                         Senior Fellow, Hudson Institute Inc.                       United States
                                            625 Park Avenue
                                            New York, NY 10021
------------------------------------------- ---------------------------------------------------------- ----------------------------
HENRI LACHMANN*                             Chairman and CEO of Schneider Electric                     France
                                            43-45, Bd Franklin Roosevelt
                                            92500 Rueil-Malmaison, France
------------------------------------------- ---------------------------------------------------------- ----------------------------


                                       4

------------------------------------------- ---------------------------------------------------------- ----------------------------
                                                              PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND BUSINESS ADDRESS                       CITIZENSHIP
------------------------------------------- ---------------------------------------------------------- ----------------------------
PIERRE RODOCANACHI*                         Chief Operating Officer                                    France
                                            MP Conseil
                                            40 rue La Perouse
                                            75116 Paris
------------------------------------------- ---------------------------------------------------------- ----------------------------
KAREL VAN MIERT*                            Former Vice Chairman of                                    Belgium
                                            The European Commission/
                                            Former President of Nyrenode
                                            University in the Netherlands
                                            Putte Straat no. 10
                                            1650 Beersel
                                            Belgium
------------------------------------------- ---------------------------------------------------------- ----------------------------
JEAN-BERNARD LEVY                           Chief Operating Officer, Vivendi Universal                 France
------------------------------------------- ---------------------------------------------------------- ----------------------------
JACQUES ESPINASSE                           Senior Executive Vice President and Chief                  France
                                            Financial Officer, Vivendi Universal
------------------------------------------- ---------------------------------------------------------- ----------------------------
ROBERT DE METZ                              Senior Executive Vice President,                           France
                                            Divestitures, Mergers and Acquisitions,
                                            Vivendi Universal.
------------------------------------------- ---------------------------------------------------------- ----------------------------
MICHEL BOURGEOIS                            Executive Vice President, Corporate                        France
                                            Communications, Vivendi Universal
------------------------------------------- ---------------------------------------------------------- ----------------------------
RENE PENISSON                               Adviser Social Relations and Organization,                 France
                                            Vivendi Universal
------------------------------------------- ---------------------------------------------------------- ----------------------------
JEAN-FRANCOIS DUBOS                         Executive Vice President and General                       France
                                            Counsel, Vivendi Universal
------------------------------------------- ---------------------------------------------------------- ----------------------------





                                       5